CONSENT OF QUALIFIED PERSON AND EXPERT

January 19, 2009

TO: British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs/Mesdames:

RE: Lincoln Gold Corporation and LPT Capital Ltd. (the "Companies")

I refer to the Notices and Joint Information Circular dated January 19, 2009 (the "**Circular**") in respect of the special meetings of each of the Companies' shareholders to be held on February 18, 2009 and to be filed with the applicable securities regulatory authorities and made public on the SEDAR website.

I am the author of the technical report entitled "Technical Report on the La Bufa Property, Guadalupe y Calvo, Chihuahua State, Mexico" dated January 5, 2009 (the "**Report**"). I hereby consent to the public filing of the Report and to extracts from, or summaries of, the Report in the Circular. I confirm that I have read the Circular and that the disclosure in the Circular fairly and accurately represents the information in the Report that supports the disclosure in the Circular.

In addition, I hereby consent to being named in the Circular and to the reference to and use in the Circular of the Report and any information derived or extracted there from. I confirm that I have no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Report or within my knowledge as a result of the services performed by me in connection with the Report.

This letter is provided to the persons to which it is addressed pursuant to the requirements of applicable securities legislation and not for any other purpose.

Yours truly,

Richard W. Bybee

Richard W. Bybee, P.Geo

cc. Lincoln Gold Corporation
LPT Capital Ltd.